ADW Capital Management, LLC

1133 Broadway, Suite 719

New York, New York 10010

April 30, 2019

Nicholas P. Panos

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Panos:

On behalf of ADW Capital Management, LLC (“ADW”), ADW Capital Partners, L.P. (“ACP”) and Adam Wyden (“Wyden” and collectively with ADW and ACP the “Reporting Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated April 29, 2019 (the “Comment Letter”), regarding the filing made by the Reporting Persons on Schedule 13D/A filed April 9, 2019 (File No. 005-90658) with respect to ownership by ADW and Wyden of shares of common stock of Select Interior Concepts, Inc. (“SIC”) and the filing made by the Reporting Persons on Form PX14A6G filed on April 9, 2019 (File No. 001-38632) with respect to SIC. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Schedule 13D/A filed on April 9, 2019

1.	Please refer to the following statement: “A copy of the press release is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the press release are qualified in their entirety by reference to the press release filed herewith.” Please advise us, with a view toward resubmission, why Item 7 was not referenced ─ and no exhibit or press release appears to exist ─ in the amended filing.

Response: In response to the Staff’s comment, we note that the above referenced press release was filed as Exhibit 2 to Amendment No. 2 to the Reporting Persons’ Schedule 13D filed with the Commission on April 8, 2019, which also referenced Item 7. The statement quoted above was inadvertently retained in the Schedule 13D/A filed April 9, 2019. The Reporting Persons’ will correct this in future amendments to its Schedule 13D.

2.	Please provide us with the factual support, including the number of shareholders that made contact and offered a reaction, for the following statement: “Based on the unsolicited feedback we received, it has also become apparent to us that ‘consensus’ among shareholders is that major change is needed immediately.” Alternatively, please revise to remove the implication that all shareholders of Select Interior Concepts reached a uniform conclusion regarding the purported valuation gap.

Response: In response to the Staff’s comment, the Reporting Persons advise the Staff that the Reporting Persons received feedback from approximately 10 stockholders of SIC representing beneficial ownership of approximately 50% of SIC’s outstanding shares of common stock. We respectively disagree that the quoted statement implies that all stockholders of SIC reached a uniform conclusion regarding the purported valuation gap. Based on the feedback that the Reporting Persons received from stockholders of nearly a majority of SIC’s outstanding shares, the Reporting Persons concluded that there was general agreement among a large proportion of stockholders (representing nearly a majority of outstanding shares) that major change at SIC was needed immediately. The Reporting Persons respectively suggest to the Staff that a reasonable reader of the Schedule 13D/A would not interpret the quoted statement to mean that all stockholders reached a uniform conclusion, but that based on the Reporting Persons’ discussions there was a prevalent and general view among a significant number of stockholders that major change was needed at SIC.

3.	Please provide us with the factual support for the following assertions: “…SIC today has incredibly coveted assets that we believe are worth multiples of today’s market capitalization. In fact, in the course of our due diligence process, we discovered that several ASG / RDS competitors would be interested in strategic transactions should those segments be put up for sale.” For example, please explain what “capitalization” currently exists for the assets, if any, and the basis for the belief they are undervalued. Please also provide us with the factual foundation for the representation that “several ASG/RDS competitors” expressed interest in the referenced strategic transactions.

Response: In response to the Staff’s comment, the Reporting Persons note that an explanation of the Reporting Persons’ belief that SIC’s assets are worth multiples of today’s market capitalization is set forth in its letter to SIC’s board of directors dated March 26, 2019 (the “March 26 Letter”), which was also made publicly available via press release. As set forth in the March 26 Letter, the Reporting Persons’ beliefs on the potential capitalization of SIC’s Architectural Surfaces Group (“ASG”) segment and Residential Design Services (“RDS”) segment, and that each of these segments is undervalued, is based on current valuation multiples for companies comparable to each of the ASG and RDS segments. If each of ASG and RDS were valued by investors at similar multiples as the comparable companies identified by the Reporting Persons, SIC’s current stock price would be considerably higher than its present stock price. In response to the Staff’s request for factual foundation regarding the interest of competitors in strategic transactions with SIC, the Reporting Persons conducted numerous conversations with investment bankers, private equity firms and other industry participants that indicated to the Reporting Persons that there would be multiple interested bidders for SIC’s ASG and RDS segments.

4.	Please advise us, with a view toward revised disclosure, how the three-week measurement period was chosen in the stock chart. In addition, please advise us of the origin of this “index,” the basis of selection for the issuers chosen for comparison, and what consideration, if any, was given to disclosing the significant differences between the companies selected and SIC (e.g., the three companies selected as the “index” have significantly larger market capitalizations than SIC).

Response: In response to the Staff’s comment, the Reporting Persons advise the Staff that the three week period represents the period of time from SIC’s announcement of its financial results for the fourth quarter and full year ended December 31, 2018, on March 15, 2019, and the date of the Reporting Persons’ April 8, 2019, letter. The letter explains that the representation of SIC’s share price performance is since SIC’s March 15, 2019, earrings announcements. This period of time was chosen for the stock chart because of the widely understood relationship between the release of earnings information and changes in stock price performance; the Reporting Persons respectively disagree that any revision to the disclosure is required and that the relevance of the three-week period presented in the stock chart is self-evident. The Reporting Persons further advise the Staff that the Reporting Persons’ calculated the “index” based on the stock performance of the issuers included therein. The issuers included in the index were selected because they are widely deemed to be comparable companies by analysts, investment bankers and industry participants, which was also supported by the Reporting Persons’ own research, and, in addition, SiteOne Landscape Supply Inc. (SITE) and Installed Building Products, Inc. (IBP) were identified to the Reporting Persons by SIC as comparable companies. Regarding differences between the companies selected and SIC, the purpose of the chart was to demonstrate the relative share price performance of SIC to companies in the same industry, a method widely used by investors to evaluate the share price performance of individual companies. Accordingly, while differences between SIC and the other companies included in the index exist, including differences in market capitalization, the purpose of the chart is not to suggest that SIC’s stock should have performed in exactly the same manner as the comparable companies (and nowhere in the letter is this implied), but simply that SIC has underperformed companies in the same industry.

5.	Please advise us, with a view toward resubmission of the Schedule 13D/A, why the March 26, 2019 letter transmitted to the issuer’s Board of Directors was not filed as an exhibit to the Schedule 13D. In addition, please advise us why, in view of the content of that communication, the following Schedule 13D disclosure is accurate and complete: “The purpose for which the Shares were acquired by the Reporting Persons was for investment.” At present, the statements in the March 26, 2019 communication seem to contradict this statement, as well as the following disclosure in the Schedule 13D/A: “No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein…”

Response: In response to the Staff’s comment, the Reporting Person will file a prompt amendment to its Schedule 13D/A to include the March 26, 2019, communication as an exhibit to the Schedule 13D. With respect to the content of the communication, the Reporting Persons’ Schedule 13D/A goes on to state: “Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer regarding, among other things, the strategic direction and capital allocation of the Issuer, engaging in discussions with third parties, including other stockholders of the Issuer, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation) or operations of the Issuer, purchasing additional shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D; provided that the Reporting Persons do not have the intent to, nor are they reserving the right to, engage in a control transaction or any contested solicitation for the election of directors.” The foregoing language is substantially similar to the language included in the Reporting Persons’ Schedule 13D/A filed with the Commission on March 22, 2019, which states: “The Reporting Persons have had and may continue to have discussions with the Issuer’s management and board of directors and may have discussions with other shareholders of the Issuer, potential acquirers and financing sources and other third parties relating to the Issuer’s business, operations, strategy, strategic alternatives for and relative valuations of the Issuer, including, but not limited to, in relation to the sale of its business or some or all of its assets, capital structure and capital raising alternatives, governance, current and future board composition, future plans and related matters.” Accordingly, at all times since their initial filing on Schedule 13D/A on March 22, 2019, the Reporting Persons have stated that they may engage in discussions with SIC’s management regarding strategic alternatives and transactions. Based on the foregoing, the Reporting Persons believe that the March 26, 2019, communication with the board was consistent with the Reporting Person’s disclosure in both the Schedule 13D/A filed on April 9, 2019, and the Schedule 13D/A filed on March 22, 2019, and did not render the Reporting Persons’ disclosures inaccurate. Furthermore, the Reporting Persons’ do not believe that their dialog with SIC regarding needed changes or encouraging other stockholders to withhold their proxies is inconsistent with the Reporting Persons’ investment intent.

6.	The March 26, 2019 communication contained the following representations: “Our exhaustive due diligence process has uncovered what we believe to be a history of either deception and/or financial mismanagement, which we believe, has become endemic in the Company. To this end it is our belief that investors were lured into the Company’s December 2017 Rule 144a private placement transaction based on a fairy- tale projected FY18 EBITDA number and the promise of an ‘imminent IPO’.” Please explain to us the basis for use of the term “deception” and for why the FY2018 EBITA figure used in connection with the December 2017 Rule 144 private placement lacked authenticity.

Response: The Reporting Persons’ belief that a history of deception or mismanagement exists is based on the Reporting Persons’ discussions with investors in SIC’s Rule 144a private placement and those investors’ accounts of the financial projections and other information provided to them by SIC, which proved to be inaccurate and/or based on unreasonable assumptions. Based on these discussions, the Reporting Persons’ formed a belief that SIC either engaged in deception or mismanagement given the disparity between the financial projections for fiscal year 2018 provided to investors and SIC’s ultimate actual financial performance for fiscal year 2018.

7.	Please advise us of the legal basis upon which the persons filing the Schedule 13D/A concluded that in response to Item 2 of Schedule 13D/A, they were eligible to lawfully indicate that the existence of a group could not be affirmed.

Response: The Reporting Persons are not part of a group with another person as there are no agreements between Reporting Persons and other persons regarding the acquisition, holding, voting or disposing of equity securities of SIC. The Reporting Persons’ Schedule 13D/A acknowledges that the Reporting Persons may be deemed to be a group with respect to each other.

PX14A6G filed on April 9, 2019

8.	Given that the communications submitted to Select Interior Concepts, Inc., dated March 26, April 8 and April 12, 2019, are publicly available, and appear to contain information reasonable calculated to result in the procurement, withholding or revocation of a proxy, please provide us with a brief legal analysis in support of the apparent legal conclusion that the solicitation’s participants are eligible to rely upon the Rule 14a-2(b)(1) exception notwithstanding the possibility of the participants possessing the disqualifying intent codified at Rule 14a-2(b)(1)(vi).

Response: Rule 14a-2(b)(1) effectively provides an exemption to the proxy statement filing and delivery requirements where a person communicates with stockholders without seeking proxy authority. The Reporting Persons respectfully point out that they are not seeking the power to act as a proxy or otherwise furnishing or requesting a form of proxy or a “form of revocation, abstention, consent or authorization” (Rule 14a-2(b)(1)). The Reporting Persons are only asking other stockholders to not vote their proxies. The Reporting Persons also have no intention of engaging in a change of control transaction, or any contested solicitation for the election of directors and no interest in the subject matter that would not be shared pro rata with other stockholders of SIC, and no other disqualifying interest or intention specified in Rule 14a-2(b)(1).

9.	Please advise us, with a view toward revised disclosure in the Schedule 13D, why the letter communicating views to the Board is dated April 8, 2019 but is described in the Schedule 13D as a correspondence shared on April 7, 2019.

Response: The Staff is advised that the Reporting Persons delivered a copy of the letter dated April 8, 2019 (which was publicly disseminated on April 8, 2019 via press release) to SIC’s board of directs in advance in the evening on April 7, 2019.

10.	Please refer to the following assertions: “…we will hold accountable each member of this Board of Directors and Management team for their inept leadership and abject disregard for shareholder value creation.” Please advise us how each member of the Board and the management team will be “held accountable,” as well as the basis for the representation that their leadership has been “inept” and that they have served Select Interior Concepts with an “abject disregard” for shareholder value creation. In addition, please advise us whether the participants in this solicitation have pursued any claims in a state jurisdiction for breach of fiduciary duty given the cited allegation. Please refer to Note b. of Rule 14a-9 for guidance regarding what public statements may be impermissible under federal law in the context of a solicitation.

Response: The Reporting Persons intend to hold each member of the board and management accountable by continuing to bring public attention to our belief in their mismanagement of SIC’s business and by continuing to encourage other stockholders to not vote their proxies. The Reporting Persons have not pursued any claims in a state jurisdiction for breach of fiduciary duty. The Reporting Persons respectfully believe that it is clear to reasonable readers that the Reporting Persons’ statements that the leadership of SIC has been “inept” and that the Board and management has served SIC with an “abject disregard for shareholder value creation” are the opinions of the Reporting Persons based on their critique of SIC set out in its March 26, 2019 and April 8, 2019, communications. The Reporting Persons do not believe that their statements that the board and management of SIC are inept or have disregarded shareholder value creation “directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”

In the event that you have any questions regarding our responses or require additional information please contact the undersigned.

Sincerely, /s/ Adam Wyden Adam Wyden Sole Manager

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